Exhibit 99.2

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto, and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the “Company”). The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit and Risk Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit and Risk Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. Paul Rollinson	ANDREA S. FREEBOROUGH

Chief Executive Officer Toronto, Canada February 18, 2026	Executive Vice-President and Chief Financial Officer Toronto, Canada February 18, 2026

Management’s Report on Internal Control over Financial Reporting

The Management of Kinross Gold Corporation (“Kinross”) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross’ internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross’ internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson	/s/ Andrea S. Freeborough

J. Paul Rollinson	ANDREA S. FREEBOROUGH

Chief Executive Officer Toronto, Canada February 18, 2026	Executive Vice-President and Chief Financial Officer Toronto, Canada February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Amount estimated and recorded for an asset retirement obligation provision.

As discussed in Note 12i to the consolidated financial statements, the provision for reclamation and remediation obligations amounted to $991.8 million as of December 31, 2025. As discussed in Note 5iv, the reclamation and remediation obligations are determined using estimates of the nature and amount of future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Future changes to environmental laws and regulations could change the nature and extent of reclamation and remediation work required to be performed by the Company.

We identified the assessment of the provision for reclamation and remediation obligations as a critical audit matter due to the subjective judgment involved in assessing the amount of the provision. Significant auditor judgment was required to evaluate the scope of work required to remediate mine sites as determined by the Company’s internal and third-party specialists, and the associated costs of the work required. These assumptions are challenging to evaluate due to the required judgments in the assessment of the nature and extent of future work to be performed and the future costs of performing the work.

The following are the primary procedures we performed to address this critical audit matter. We tested certain internal controls over the Company’s determination of the amount of the provision for reclamation and remediation obligations and the development of the significant assumptions. We evaluated the competence, capabilities and objectivity of the Company’s internal and third-party specialists who prepared the scope of work and associated costs estimate, including the industry and regulatory standards they applied. We assessed certain elements of the future costs to be incurred to reclaim the mine sites by comparing to third party information and relevant supporting evidence. We assessed the nature and scope of the planned reclamation activities included in management’s estimate by comparing to government approved mine closure plans in accordance with local laws and regulations.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada

February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation’s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

February 18, 2026

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at
		December 31,	December 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents	Note 7	$1,742.3	$611.5
Restricted cash		13.5	10.2
Accounts receivable and prepaid assets	Note 7	145.8	257.3
Inventories	Note 7	1,370.3	1,243.2
Other current assets		16.6	4.5
		3,288.5	2,126.7
Non-current assets
Property, plant and equipment	Note 7 and 8	8,289.4	7,968.6
Long-term investments		99.3	51.9
Other long-term assets	Note 7	708.9	713.1
Deferred tax assets	Note 16	25.0	5.3
Total assets		$12,411.1	$10,865.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 7	$716.4	$543.0
Current income tax payable		595.7	236.7
Current portion of long-term debt	Note 11	-	199.9
Current portion of provisions	Note 12	74.2	62.5
Other current liabilities		13.3	18.0
		1,399.6	1,060.1
Non-current liabilities
Long-term debt	Note 11	738.2	1,235.5
Provisions	Note 12	976.6	941.5
Other long-term liabilities		64.8	78.9
Deferred tax liabilities	Note 16	537.8	549.0
Total liabilities		$3,717.0	$3,865.0

Equity
Common shareholders' equity
Common share capital	Note 13	$4,382.0	$4,487.3
Contributed surplus		10,137.6	10,643.0
Accumulated deficit		(5,943.3)	(8,181.3)
Accumulated other comprehensive loss		(0.3)	(87.4)
Total common shareholders' equity		8,576.0	6,861.6
Non-controlling interests		118.1	139.0
Total equity		$8,694.1	$7,000.6
Commitments and contingencies	Note 18
Subsequent events	Note 13
Total liabilities and equity		$12,411.1	$10,865.6

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 13	1,199,843,037	1,229,125,606

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

/s/ Glenn A. Ives	/s/ Kerry D. Dyte

Glenn A. Ives	Kerry D. Dyte
Director	Director

KINROSS GOLD CORPORATION

Consolidated Statements of Operations

(expressed in millions of United States dollars, except per share amounts)

		Years ended
		December 31,	December 31,
		2025	2024
Revenue
Metal sales		$7,051.1	$5,148.8

Cost of sales
Production cost of sales		2,346.4	2,197.1
Depreciation, depletion and amortization		1,105.0	1,147.5
Impairment reversal	Note 8	(116.1)	(74.1)
Total cost of sales		3,335.3	3,270.5
Gross profit		3,715.8	1,878.3
Other operating expense	Note 7	93.9	14.0
Exploration and business development		204.4	197.8
General and administrative		139.9	126.2
Operating earnings		3,277.6	1,540.3
Other (expense) income - net		(24.6)	14.3
Finance income		73.0	18.2
Finance expense	Note 7	(131.3)	(91.4)
Earnings before tax		3,194.7	1,481.4
Income tax expense - net	Note 16	(724.7)	(487.4)
Net earnings		$2,470.0	$994.0
Net earnings attributable to:
Non-controlling interests		$79.9	$45.2
Common shareholders		$2,390.1	$948.8
Earnings per share attributable to common shareholders
Basic		$1.96	$0.77
Diluted		$1.95	$0.77

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

Consolidated Statements of Comprehensive INCOME

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2025	2024
Net earnings	$2,470.0	$994.0

Other comprehensive income (loss), net of tax:
Item that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income - net change in fair value	75.9	(8.6)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(a)	4.5	(15.3)
Cash flow hedges - reclassified out of accumulated other comprehensive income(b)	6.7	(2.2)
	87.1	(26.1)
Total comprehensive income	$2,557.1	$967.9

Attributable to non-controlling interests	$79.9	$45.2
Attributable to common shareholders	$2,477.2	$922.7

(a)	Net of tax expense (recovery) of $3.5 million (2024 – $(4.8) million).

(b)	Net of tax expense (recovery) of $0.3 million (2024 – $(0.5) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

Consolidated Statements of Cash Flows

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2025	2024
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings		$2,470.0	$994.0
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization		1,105.0	1,147.5
Impairment reversal	Note 8	(116.1)	(74.1)
Share-based compensation expense		13.1	9.0
Finance expense - net		90.1	73.2
Income tax expense - net	Note 16	724.7	487.4
Gain on sale of Asante Gold Corporation holdings	Note 6	(63.0)	-
Foreign exchange losses (gains)		5.7	(13.8)
Other		2.0	(44.1)
Reclamation payments, net of reclamation (recovery) expense		(92.3)	(22.3)
Changes in working capital:
Accounts receivable and other assets		9.5	27.5
Inventories		(83.9)	14.3
Accounts payable and accrued liabilities		114.1	26.0
Cash flow provided from operating activities		4,178.9	2,624.6
Income taxes paid		(418.4)	(178.2)
Net cash flow provided from operating activities		3,760.5	2,446.4
Investing:
Additions to property, plant and equipment		(1,194.2)	(1,075.5)
Interest paid capitalized to property, plant and equipment	Note 11	(19.8)	(92.6)
Proceeds from long-term investments and other assets		189.8	4.8
Additions to long-term investments and other assets		(72.1)	(43.2)
Increase in restricted cash - net		(3.3)	(0.4)
Interest received and other - net		42.8	17.0
Net cash flow of continuing operations used in investing activities		(1,056.8)	(1,189.9)
Net cash flow of discontinued operations provided from investing activities	Note 6	53.4	10.0
Financing:
Repayment of debt	Note 11	(700.0)	(800.0)
Interest paid	Note 11	(65.2)	(35.6)
Payment of lease liabilities	Note 11	(7.2)	(12.1)
Funding from non-controlling interest		-	31.3
Distributions paid to non-controlling interest		(102.0)	(40.5)
Dividends paid to common shareholders	Note 13	(152.1)	(147.5)
Repurchase and cancellation of shares	Note 13	(600.3)	-
Other - net		(1.2)	(1.5)
Net cash flow used in financing activities		(1,628.0)	(1,005.9)
Effect of exchange rate changes on cash and cash equivalents		1.7	(1.5)
Increase in cash and cash equivalents		1,130.8	259.1
Cash and cash equivalents, beginning of period		611.5	352.4
Cash and cash equivalents, end of period		$1,742.3	$611.5

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

Consolidated Statements of Equity

(expressed in millions of United States dollars)

		Years ended
		December 31,	December 31,
		2025	2024
Common share capital
Balance at the beginning of the period		$4,487.3	$4,481.6
Transfer from contributed surplus on exercise of restricted shares		6.5	4.9
Options exercised, including cash		0.1	0.8
Repurchase and cancellation of shares	Note 13	(111.9)	-
Balance at the end of the period	Note 13	$4,382.0	$4,487.3

Contributed surplus
Balance at the beginning of the period		$10,643.0	$10,646.0
Share-based compensation		13.1	9.0
Transfer of fair value of exercised options and restricted shares		(17.0)	(11.0)
Repurchase and cancellation of shares	Note 13	(500.3)	-
Other		(1.2)	(1.0)
Balance at the end of the period		$10,137.6	$10,643.0

Accumulated deficit
Balance at the beginning of the period		$(8,181.3)	$(8,982.6)
Dividends paid	Note 13	(152.1)	(147.5)
Net earnings attributable to common shareholders		2,390.1	948.8
Balance at the end of the period		$(5,943.3)	$(8,181.3)

Accumulated other comprehensive loss
Balance at the beginning of the period		$(87.4)	$(61.3)
Other comprehensive income (loss), net of tax		87.1	(26.1)
Balance at the end of the period		$(0.3)	$(87.4)
Total accumulated deficit and accumulated other comprehensive loss		$(5,943.6)	$(8,268.7)

Total common shareholders' equity		$8,576.0	$6,861.6

Non-controlling interests
Balance at the beginning of the period		$139.0	$102.0
Net earnings attributable to non-controlling interests		79.9	45.2
Distributions paid to non-controlling interest		(102.0)	(40.5)
Funding from non-controlling interest		-	32.3
Other		1.2	-
Balance at the end of the period		$118.1	$139.0

Total equity		$8,694.1	$7,000.6

The accompanying notes are an integral part of these consolidated financial statements.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, “Kinross” or the “Company”) are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on February 18, 2026.

2.	BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2025 (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company’s material accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting judgements, estimates and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

i.	Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

			As at
			December 31,	December 31,
Entity	Property	Location	2025	2024
Subsidiaries (Consolidated):
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	100%	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	100%	100%
Compania Minera Mantos de Oro	La Coipa and Lobo-Marte	Chile	100%	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	100%	100%
Peak Gold, LLC	Manh Choh	USA	70%	70%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	100%	100%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	100%	100%
Great Bear Resources Ltd.	Great Bear	Canada	100%	100%
Compania Minera Maricunga ("CMM")	Maricunga	Chile	100%	100%
Echo Bay Minerals Company / Echo Bay Exploration Inc.	Kettle River - Curlew	USA	100%	100%

Interest in joint venture (Equity accounted):
Sociedad Contractual Minera Puren	Puren	Chile	65%	65%

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

ii.	Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•	Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and

•	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at fair value through other comprehensive income (“FVOCI”), is recognized in other comprehensive income (“OCI”), the related translation differences are also recognized in OCI.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

•	has begun planned principal activities;

•	has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;

•	is pursuing a plan to produce outputs; and

•	will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

The Company also has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

iv.	Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Restricted cash is to be classified as current or long-term based on the underlying instrument or obligation to which it relates. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.

v.	Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value (“NRV”). NRV is calculated as the difference between the prevailing or long-term metal price estimates and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded.

Ore in stockpiles and ore in leach pads not expected to be processed or recovered in the next twelve months are classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write-downs in the event that there is a subsequent increase in NRV.

vi.	Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property’s acquisition cost at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Acquired or capitalized exploration and evaluation (“E&E”) costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Pre-production stripping costs are incurred to provide initial access to the ore body and are capitalized until the pit, or later phases of the pit, goes into production. During the production stage of mining, stripping costs are recorded as part of the costs of inventories unless these costs are expected to generate a future economic benefit in which case they are capitalized.

Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the production capacity or useful life of an asset.

(a)	Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

•	Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and

•	Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.

(b)	Depreciation, depletion and amortization

For plant and other facilities, capitalized development and stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production (“UOP”) method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculation are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining the UOP does not exceed the estimated life of the ore body based on ounces to be mined, milled or processed from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are amortized using the UOP method based on the proven and probable reserves that benefited from the pit expansion.

Land is not depreciated.

Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.

(c)	Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

vii.	Exploration and evaluation costs

E&E costs are those costs required to find a mineral property and determine its potential technical feasibility and commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs include:

•	acquiring rights to explore;

•	gathering exploration data through topographical and geological studies;

•	exploratory drilling, trenching and sampling;

•	determining the volume and grade of the resource;

•	test work on geology, metallurgy, mining, geotechnical and environmental; and

•	conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.

Interest expense on funds borrowed to specifically finance E&E qualifying assets is capitalized until the project demonstrates technical feasibility and commercial viability.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at acquisition cost. Acquired E&E costs consist of the price paid for:

•	estimated potential ounces, and

•	exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management’s assessment of certain modifying factors including legal, environmental, social and governmental factors.

viii.	Borrowing costs

Borrowing costs are capitalized when they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.	Valuation of long-lived assets

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units (“CGUs”) for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset’s carrying value to its recoverable amount.

If the carrying amount of the CGU or asset with a previously recognized impairment loss is less than its recoverable amount, an impairment reversal is considered to exist and an impairment reversal is recognized in the consolidated statement of operations to increase the CGU or asset’s carrying value to its recoverable amount, net of any applicable depreciation, had no impairment charge been recognized previously.

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

Fair value is the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value (“NAV”) of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use of the asset and does not take into account assumptions of significant future enhancements of an asset’s performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company’s long-term life of mine (“LOM”) plans, which are updated for each CGU on an annual basis.

x.	Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss (“FVPL”) or FVOCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

•	it is held with the objective of collecting contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment’s fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for ‘expected credit losses’ are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company completes an assessment at each reporting period to determine whether there has been a significant increase in credit risk for financial assets such that an expected credit loss (“ECL”) should be recognized. For financial assets in which the credit risk has not increased significantly since initial recognition, the ECL is measured at an amount equal to the twelve-month expected credit loss. If the credit risk has increased significantly since initial recognition, the ECL is measured at an amount equal to the expected credit losses over the lifetime of the financial asset.

ECLs are calculated using a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

The Company has classified and measured its financial instruments as described below:

•	Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.

•	Accounts receivable and certain other assets are classified as and measured at amortized cost.

•	Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.

•	Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.

•	Derivative assets and liabilities, including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as and measured at FVPL.

Derivative assets and liabilities, including derivative financial instruments that qualify and are designated as hedges, have changes in fair values recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction is completed. Any ineffective portion of a hedge relationship is recognized immediately in earnings.

xi.	Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company’s share-based compensation plans are comprised of the following:

(a)	Restricted share units and Restricted performance share units

Restricted share units (“RSUs”) and Restricted performance share units (“RPSUs”) are granted under the Restricted Share Plan.

Cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled).

Currently, both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.

In accordance with the relevant plan, RSUs are either equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions are recorded at the market value of the shares at the date of grant. The Company’s compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

(b)	Deferred share units

Deferred share units (“DSUs”) are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(c)	Employee share purchase plan

The Company’s contribution to the employee Share Purchase Plan (“SPP”) is recorded as compensation expense on a payroll cycle basis as the employer’s obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last five trading sessions prior to the end of the period for shares issued from treasury or are based on the price paid for common shares purchased in the open market.

xii.	Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist, and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, changes in the quantities of mineral reserves and mineral resources and a corresponding change to the LOM plan, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where changes in estimate exceed the carrying value of the related asset, the asset is reduced to nil and the remaining change is recorded directly to earnings. For properties where mining activities have ceased or that have a short remaining mine life, changes are recorded directly to earnings.

xiii.	Metal sales

Metal sales include sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given period. No such contracts were outstanding as at December 31, 2025 or December 31, 2024.

Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

xiv.	Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

xv.	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4.	CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

i.	Changes in Material Accounting Policies

On January 1, 2025, the Company adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” which specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments did not have an impact on the Company’s financial statements and the comparative periods on the date of adoption as Kinross only transacts in exchangeable currencies.

ii.	Recent Accounting Pronouncements Issued Not Yet Adopted

On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1 “Presentation of Financial Statements”. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 “Statement of Cash Flows” were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”). The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted and are not expected to have an impact on the Company’s financial statements.

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The amendments are not expected to have a significant impact on the Company’s financial statements.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

5.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in applying the Company’s accounting policies and determining carrying values include, but are not limited to:

i.	Determination of mineral reserves and mineral resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

ii.	Valuation of long-lived assets

The assessment of the fair values of long-lived assets for potential impairment or reversal of impairment require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company’s LOM plans, as well as future and long-term commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of other long-lived assets could impact the impairment analysis.

The Company’s LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction, taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.

Projected future revenues reflect the forecast future production levels at each of the Company’s CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in a mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at, as described above, is the Company’s estimate of fair value for accounting purposes and is not a “preliminary assessment”, as defined in Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects”.

Projected future revenues also reflect the Company’s estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company’s estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data. Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.

iii.	Inventories

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results as well as for changes to the mine plan over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories involve the use of estimates. There is a high degree of judgment in estimating future production levels, proven and probable mineral reserves estimates, gold prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

iv.	Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The reclamation and remediation obligations are determined using estimates of the nature, timing and amount of future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Future changes to environmental laws and regulations could change the nature and extent of reclamation and remediation work required to be performed by the Company. Changes in the nature, timing and amount of future costs, as well as inflation, foreign exchange and discount rate assumptions, could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

v.	Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

vi.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

6.	DIVESTITURES

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation (“Asante”) for total consideration of $225.0 million in cash and shares. In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the “Deferred Consideration”) was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the “Amended Sale Agreement”) including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at FVOCI. The convertible debenture had a maturity date of August 12, 2032 and a conversion option of C$1.81 per share up until August 12, 2030.

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in finance income and a gain on refinancing of $15.4 million in other income on closing of the August 8, 2025 transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million.  As a result, the Company recognized gains in OCI of $5.5 million.

In October 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million and recognized an additional gain of $15.8 million in other income in the year ended December 31, 2025. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $231.7 million in cash in the year ended December 31, 2025.

7.	CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.	Cash and cash equivalents:

	December 31,	December 31,
	2025	2024
Cash	$886.8	$281.6
Short-term deposits	855.4	329.9
	$1,742.3	$611.5

ii.	Accounts receivable and prepaid assets:

	December 31,	December 31,
	2025	2024
Deferred payment consideration(a)	$-	$100.0
Receivables	30.5	52.6
VAT receivables	53.7	44.6
Prepaid expenses	42.2	43.4
Deposits	19.4	16.7
	$145.8	$257.3

(a)	Deferred payment consideration was related to the fair value of the Deferred Consideration in connection with the sale of the Company’s Chirano operations in 2022. On August 12, 2025, the Company received the Deferred Consideration in the form of cash, common shares and a convertible debenture. See Note 6.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Inventories:

	December 31,	December 31,
	2025	2024
Ore in stockpiles(a)	$546.5	$512.3
Ore on leach pads(b)(c)	684.8	708.5
In-process	202.0	186.9
Finished metal	21.7	19.4
Materials and supplies	400.5	374.5
	1,855.5	1,801.6
Long-term portion of ore in stockpiles and ore on leach pads(a)(b)	(485.2)	(558.4)
	$1,370.3	$1,243.2

(a)	Ore in stockpiles relates to the Company’s operating mines. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7v.

(b)	Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2030 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7v.

(c)	During the year ended December 31, 2025, the Company recognized a reversal of net realizable value inventory adjustments which decreased production cost of sales by $22.8 million and depreciation, depletion and amortization by $15.8 million.

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre- development properties(c)	Total
Cost
Balance at January 1, 2025	$10,581.5	$9,534.4	$1,570.2	$21,686.1
Additions	606.4	627.8	38.4	1,272.6
Change in reclamation and remediation obligations(d)	-	82.8	3.2	86.0
Disposals	(88.2)	-	-	(88.2)
Transfers and other	(0.3)	0.3	-	-
Balance at December 31, 2025	11,099.4	10,245.3	1,611.8	22,956.5

Accumulated depreciation, depletion and amortization and reversal of impairment charge
Balance at January 1, 2025	$(7,198.0)	$(6,519.5)	$-	$(13,717.5)
Depreciation, depletion and amortization	(644.6)	(487.6)	-	(1,132.2)
Reversal of impairment charge(e)		116.1	-	116.1
Disposals	66.5	-	-	66.5
Balance at December 31, 2025	(7,776.1)	(6,891.0)	-	(14,667.1)

Net book value	$3,323.3	$3,354.3	$1,611.8	$8,289.4

Amount included above as at December 31, 2025:
Assets under construction	$330.5	$333.7	$83.8	$748.0
Assets not being depreciated(f)	$592.2	$650.4	$1,611.8	$2,854.4

(a)	Additions for the year ended December 31, 2025 include $8.5 million of right-of-use (“ROU”) assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2025 includes depreciation for ROU assets of $12.7 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $16.2 million as at December 31, 2025.

(b)	As at December 31, 2025, the significant development and operating properties are Tasiast, Paracatu, La Coipa, Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, and Lobo-Marte.

(c)	As at December 31, 2025, the significant pre-development properties include $1,605.9 million for Great Bear.

(d)	See Note 12.

(e)	During the year ended December 31, 2025, an impairment reversal of $116.1 million was recorded at Lobo-Marte, entirely related to property, plant, and equipment. See Note 8i.

(f)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre- development properties(c)	Total
Cost
Balance at January 1, 2024	$10,138.6	$8,853.4	$1,492.0	$20,484.0
Additions	455.7	714.3	78.2	1,248.2
Disposals	(64.7)	(34.2)	-	(98.9)
Change in reclamation and remediation obligations(d)	-	53.1	-	53.1
Transfers and other	51.9	(52.2)	-	(0.3)
Balance at December 31, 2024	10,581.5	9,534.4	1,570.2	21,686.1

Accumulated depreciation, depletion, amortization and reversal of impairment charge
Balance at January 1, 2024	$(6,652.1)	$(5,868.7)	$-	$(12,520.8)
Depreciation, depletion and amortization	(658.5)	(703.9)	-	(1,362.4)
Reversal of impairment charge(e)	57.4	16.7	-	74.1
Disposals	55.2	36.4	-	91.6
Balance at December 31, 2024	(7,198.0)	(6,519.5)	-	(13,717.5)

Net book value	$3,383.5	$3,014.9	$1,570.2	$7,968.6

Amount included above as at December 31, 2024:
Assets under construction	$276.3	$305.9	$44.1	$626.3
Assets not being depreciated(f)	$543.2	$568.6	$1,570.2	$2,682.0

(a)	Additions for the year ended December 31, 2024 include $1.9 million of ROU assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2024 includes depreciation for ROU assets of $12.6 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $21.0 million as at December 31, 2024.

(b)	As at December 31, 2024, the significant development and operating properties are Tasiast, Paracatu, La Coipa, Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, and Lobo-Marte.

(c)	As at December 31, 2024, the significant pre-development properties include $1,564.4 million for Great Bear.

(d)	See Note 12.

(e)	During the year ended December 31, 2024, an impairment reversal of $74.1 million was recorded at Round Mountain, entirely related to property, plant, and equipment. See Note 8ii.

(f)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

During the year ended December 31, 2025, the Company capitalized $10.1 million of interest expense, primarily related to qualifying capital expenditures at Lobo-Marte and Bald Mountain, and had an annualized weighted average borrowing rate of 5.94%. During the year ended December 31, 2024, the Company capitalized $88.2 million of interest expense, primarily related to qualifying expenditures at Great Bear, Tasiast and Fort Knox, including Manh Choh, and had an annualized weighted average borrowing rate of 6.26%.

At December 31, 2025, $1,621.6 million (December 31, 2024 – $1,579.9 million) of E&E assets were included in mineral interests.

E&E costs during the year were recognized as follows:

	Years ended December 31,
	2025	2024
Capitalized E&E costs(a)	$41.7	$92.1
Expensed E&E costs(b)	173.4	166.4
	$215.1	$258.5

(a)	Capitalized E&E costs are included in investing cash flows. During the year ended December 31, 2025, capitalized E&E costs of $41.7 million (year ended December 31, 2024 – $78.2 million) were related to pre-development properties, of which $nil (year ended December 31, 2024 – $55.6 million) represents capitalized interest.

(b)	Expensed E&E costs are included in operating cash flows. During the year ended December 31, 2025, expensed E&E costs of $30.9 million (year ended December 31, 2024 – $61.1 million) were related to pre-development properties.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Other long-term assets:

	December 31,	December 31,
	2025	2024
Long-term portion of ore in stockpiles and ore on leach pads(a)	$485.2	$558.4
Long-term receivables	83.0	75.5
Advances to suppliers	72.6	46.6
Investment in joint venture - Puren(b)	49.6	13.7
Other	18.5	18.9
	$708.9	$713.1

(a)	Long-term portion of ore in stockpiles and ore on leach pads represents material not scheduled for processing within the next 12 months. As at December 31, 2025, long-term ore in stockpiles was at the Company’s Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company’s Fort Knox and Round Mountain mines.
(b)	The Company’s Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

vi.	Accounts payable and accrued liabilities:

	December 31,	December 31,
	2025	2024
Trade payables	$129.6	$83.9
Accrued liabilities(a)	363.3	303.0
Employee related accrued liabilities	223.5	156.1
	$716.4	$543.0

(a)	Includes accrued interest payable of $20.0 million as at December 31, 2025 (December 31, 2024 – $31.1 million). See Note 11iv.

Consolidated Statements of Operations

vii.	Other operating expense:

	Years ended December 31,
	2025	2024
Other operating expense	$93.9	$14.0

Other operating expense for the year ended December 31, 2025 includes reclamation (recovery) expense of ($56.0) million (year ended December 31, 2024 – $6.9 million) related to properties where the changes in estimate exceeded the carrying value of the related assets, where mining activities have ceased, or that have a short remaining mine life.  Other operating expense for the year ended December 31, 2025 also includes expenses related to non-operating assets of $59.6 million (year ended December 31, 2024 – $8.5 million) and upfront payments made in connection with the finalization of collective labour agreements of $55.6 million.

viii.	Finance expense:

	Years ended December 31,
	2025	2024
Interest expense, including accretion of debt and lease liabilities(a)	$81.8	$50.5
Accretion of reclamation and remediation obligations	49.5	40.9
	$131.3	$91.4

(a)	During the year ended December 31, 2025, $10.1 million of interest was capitalized to property, plant and equipment (year ended December 31, 2024 – $88.2 million). See Note 7iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2025 was $85.0 million (year ended December 31, 2024 – $128.2 million). See Note 12iv.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.	Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,
	2025	2024
Salaries, short-term incentives, and other benefits	$768.9	$670.1
Share-based payments	69.7	30.2
Other	24.4	19.4
	$863.0	$719.7

8.	IMPAIRMENT REVERSAL

	Years ended December 31,
	2025	2024
Impairment reversal	$(116.1)	$(74.1)

i.	Lobo-Marte

The increase in the Company’s future gold price estimates was identified as an indicator of impairment reversal in the fourth quarter of 2025 and an assessment was performed to determine the recoverable amount of the Lobo-Marte CGU. The Company recorded an impairment reversal of $116.1 million in the fourth quarter, related entirely to property, plant and equipment at Lobo-Marte, as the recoverable amount was determined to be greater than the carrying amount. The reversal was limited to the remaining impairment charge previously recorded. The tax impact of the impairment reversal at Lobo-Marte was an income tax expense of $34.5 million. After giving effect to the impairment reversal, the carrying value of Lobo-Marte was $519.7 million as at December 31, 2025.

Key assumptions used in determining the recoverable amount of Lobo-Marte included an estimated long-term gold price of $3,000 per ounce and an estimated long-term oil price of $65 per barrel. The discount rate applied to present value the net future cash flows, based on the real weighted average cost of capital, was 10.37% for Lobo-Marte. For the previous impairment test at Lobo-Marte in 2024, an estimated long-term gold price of $2,000 per ounce and a discount rate of 10.40% were used.

ii.	Round Mountain

During the year ended December 31, 2024, the Company recorded an impairment reversal of $74.1 million related entirely to property, plant, and equipment at Round Mountain due to the increase in the Company’s future gold price estimates. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $0.7 million.

9.	FAIR VALUE MEASUREMENT

i.	Recurring fair value measurement:

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2025 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$99.3	$-	$-	$99.3
Derivative contracts:
Foreign currency forward and collar contracts	-	5.9	-	5.9
Energy swap contracts	-	(6.1)	-	(6.1)
Total return swaps	-	8.3	-	8.3
	$99.3	$8.1	$-	$107.4

During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The Company enters in total return swaps (“TRS”) as economic hedges of the Company’s DSUs and cash-settled RSUs. Hedge accounting was not applied to the TRS. At December 31, 2025, 2,515,000 TRS units were outstanding.

ii.	Fair value measurements related to non-financial assets:

The Company recorded a reversal of a previously recorded impairment charge related to the property, plant and equipment at Lobo-Marte, in the fourth quarter of 2025, due to changes in the estimates of future gold prices used to determine the recoverable amount of the Lobo-Marte CGU. The recoverable amount was determined on a fair value less cost of disposal basis using certain unobservable assumptions and as a result was classified within Level 3 of the fair value hierarchy. See Note 8i.

iii.	Fair value of financial assets and liabilities not measured and recognized at fair value:

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are measured at amortized cost. Carrying values for these financial instruments approximate their fair values due to their short-term maturities.

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 11.

10.	CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company’s operations are sensitive to changes in commodity prices, foreign currency exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company’s Board of Directors. The Company’s practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition, or they may be required under financing arrangements.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

All of the Company’s hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.	Capital management

The Company’s objectives when managing capital are to:

•	Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
•	Ensure the Company has the capital and capacity to support a long-term growth strategy;
•	Provide investors with a superior rate of return on their invested capital;
•	Ensure compliance with all bank covenant ratios; and
•	Minimize counterparty credit risk.

The Company adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. The Company has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and selling or acquiring assets. The Company can also control how much capital is returned to shareholders through dividends and share repurchases.

The Company is not subject to any externally imposed capital requirements.

The Company’s quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders’ equity ratio as noted in the table below:

	December 31,	December 31,
	2025	2024
Long-term debt	$738.2	$1,235.5
Current portion of long-term debt	-	199.9
Total debt	$738.2	$1,435.4
Common shareholders' equity	$8,576.0	$6,861.6
Total debt / total debt and common shareholders' equity ratio	7.9%	17.3%
Company target	0 – 30%	0 – 30%

ii.	Gold and silver price risk management

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given period. No such contracts were outstanding as at December 31, 2025 and December 31, 2024.

iii.	Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. currency denominated cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, and Brazilian reais, as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

As at December 31, 2025, with other variables unchanged, the following represents the effect of movements in foreign currency exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Brazilian real, Canadian dollar, Chilean peso, Mauritanian ouguiya and other foreign currencies.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

		10% strengthening in U.S. dollar	10% weakening in U.S. dollar
	Foreign currency net working capital	Effect on earnings before taxes, gain (loss)(a)	Effect on earnings before taxes, gain (loss)(a)
Brazilian reais	$(403.8)	$36.7	$(44.9)
Mauritanian ouguiya	$(99.6)	$9.1	$(11.1)
Chilean pesos	$(6.4)	$0.6	$(0.7)
Canadian dollars	$85.7	$(7.8)	$9.5
Other(b)	$(6.8)	$0.6	$(0.8)

(a)	As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.
(b)	Includes Euro, British pound, Australian dollar and South African rand.

As at December 31, 2025, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Chilean peso, and Brazilian real.

	10% strengthening in	10% weakening in
	U.S. dollar	U.S. dollar
	Effect on OCI before	Effect on OCI before
	taxes, (loss)(a)	taxes, gain(a)
Canadian dollar	$(16.6)	$20.3
Chilean peso	$(6.4)	$10.4
Brazilian real	$(6.3)	$11.9

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

iv.	Energy price risk management

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

As at December 31, 2025, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in	10% decrease in
	price	price
	Effect on OCI before	Effect on OCI before
	taxes, gain(a)	taxes, (loss)(a)
WTI oil	$8.3	$(8.3)

(a)	Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

v.	Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2025 – $1,742.3 million in aggregate), by utilizing its credit facilities and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities as at December 31, 2025 include scheduled debt repayments of $750.0 million due in more than 5 years. See Note 11. All current liabilities are due to be settled within one year.

vi.	Credit risk management

Credit risk relates to cash and cash equivalents, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, trade receivables and derivative contracts, the Company generally transacts with highly-rated counterparties. As at December 31, 2025, the carrying value of cash and cash equivalents, restricted cash, accounts receivable, derivative assets, and long-term receivables, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

11.	LONG-TERM DEBT AND CREDIT FACILITIES

		December 31, 2025				December 31, 2024
	Interest Rates	Nominal Amount	Deferred Financing Costs(a)	Carrying Amount	Fair Value(b)	Carrying Amount	Fair Value(b)
Senior notes (i)	6.25%-6.875%	$744.1	$(5.9)	$738.2	$812.9	$1,235.5	$1,272.7
Term loan (ii)	SOFR plus 1.25%	-	-	-	-	199.9	200.0
Total long-term and current debt		$744.1	$(5.9)	$738.2	$812.9	$1,435.4	$1,472.7
Less: current portion		-	-	-	-	(199.9)	(200.0)
Long-term debt and credit facility		$744.1	$(5.9)	$738.2	$812.9	$1,235.5	$1,272.7

(a)	Includes transaction costs on the senior notes.
(b)	The fair value of the senior notes is primarily determined using quoted market determined variables. See Note 9iii.

Scheduled debt repayments

	2026	2027-2030	2031+
	Within 1 year	2 to 5 years	More than 5 years	Total
Debt	$-	$-	$750.0	$750.0

i.	Senior notes

The Company’s senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041. On December 4, 2025, the Company redeemed all outstanding $500.0 million 4.50% senior notes ahead of their July 15, 2027 due date.

The senior notes (collectively, the “notes”) pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2033 and within six months of maturity of the notes due in 2041, the Company can redeem the notes at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

ii.	Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

The Company has a revolving credit facility of $1,500.0 million. On December 17, 2025, the Company amended the revolving credit facility to extend the maturity by one year to December 2030, restoring a five-year term. As at December 31, 2025, a balance of $nil (December 31, 2024 - $nil) was outstanding under the revolving credit facility and $7.0 million (December 31, 2024 – $6.9 million) of letters of credit were utilized.

Loan interest on the revolving credit facility is variable and is dependent on the Company’s credit rating. Based on the Company’s credit rating at December 31, 2025, interest charges and fees are as follows:

Type of credit
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.833-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements as at December 31, 2025.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada (“EDC”) from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2025, $250.9 million (December 31, 2024 – $247.2 million) was utilized under this facility.

In addition, as at December 31, 2025, the Company had $848.1 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.65%.

iv.	Changes in liabilities arising from financing activities

	Total current	Lease	Accrued interest
	and long-term debt	liabilities(a)	payable(b)	Total
Balance as at January 1, 2025	$1,435.4	$17.1	$31.1	$1,483.6
Changes from financing cash flows
Debt repayments	(700.0)	-	-	(700.0)
Interest paid	-	-	(65.2)	(65.2)
Payment of lease liabilities	-	(7.2)	-	(7.2)
	735.4	9.9	(34.1)	711.2
Other changes
Interest expense and accretion	$-	$1.2	$79.5	$80.7
Capitalized interest(c)	-	-	10.1	10.1
Capitalized interest paid	-	-	(19.8)	(19.8)
Additions of lease liabilities	-	8.5	-	8.5
Other	2.8	0.7	(15.7)	(12.2)
	2.8	10.4	54.1	67.3
Balance as at December 31, 2025	$738.2	$20.3	$20.0	$778.5

	Total current	Lease	Accrued interest
	and long-term debt	liabilities(a)	payable(b)	Total
Balance as at January 1, 2024	$2,232.6	$27.6	$36.3	$2,296.5
Changes from financing cash flows
Debt repayments	(800.0)	-	-	(800.0)
Interest paid	-	-	(35.6)	(35.6)
Payment of lease liabilities	-	(12.1)	-	(12.1)
	1,432.6	15.5	0.7	1,448.8
Other changes
Interest expense and accretion	$-	$1.4	$49.1	$50.5
Capitalized interest(c)	-	-	88.2	88.2
Capitalized interest paid	-	-	(92.6)	(92.6)
Additions of lease liabilities	-	1.9	-	1.9
Other	2.8	(1.7)	(14.3)	(13.2)
	2.8	1.6	30.4	34.8
Balance as at December 31, 2024	$1,435.4	$17.1	$31.1	$1,483.6

(a)	Included in other current and long-term liabilities.
(b)	Included in accounts payable and accrued liabilities. See Note 7vi.
(c)	Included in property, plant and equipment. See Note 7iv.

12.	PROVISIONS

	December 31,	December 31,
	2025	2024
Reclamation and remediation obligations (i)	$991.8	$948.6
Other provisions	59.0	55.4
Total provisions and current provisions	$1,050.8	$1,004.0
Less: current portion	(74.2)	(62.5)
Non-current portion	$976.6	$941.5

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Reclamation and remediation obligations

	December 31,	December 31,
	2025	2024
Balance at the beginning of the period	$948.6	$876.9
Change in estimate	30.0	60.0
Accretion	49.5	40.9
Payments	(36.3)	(29.2)
Balance at the end of the period	$991.8	$948.6
Less: current portion	(67.3)	(55.7)
Non-current portion	$924.5	$892.9

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2025 is a $56.0 million recovery (year ended December 31, 2024 – $6.9 million expense) reflecting revised estimated costs that support the reclamation and remediation obligations for properties that have changes in estimate that exceed the carrying value of the related assets, have ceased mining activities, or have a short remaining mine life. See Note 7vii. The remaining change in estimate of $86.0 million was recognized as an addition to property, plant, and equipment. See Note 7iv. The majority of the expenditures are expected to occur between 2026 and 2055. The discount rates used in estimating the site restoration cost obligation were between 3.5% and 8.2% for the year ended December 31, 2025 (year ended December 31, 2024 – 4.3% and 8.4%), and the inflation rates used were between 1.9% and 4.0% for the year ended December 31, 2025 (year ended December 31, 2024 – 1.9% and 4.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2025, letters of credit totaling $580.7 million (December 31, 2024 – $478.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, as at December 31, 2025, $461.1 million (December 31, 2024 – $451.8 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross’ properties in the United States and Brazil. The surety bonds were issued pursuant to arrangements with international banks and insurance companies.

13.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2025 and 2024 is as follows:

	2025		2024
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,229,126	$4,487.3	1,227,838	$4,481.6
Issued:
Issued under share option and restricted share plans	1,377	6.6	1,288	5.7
Repurchase and cancellation of common shares (i)	(30,660)	(111.9)	-	-
Total common share capital	1,199,843	$4,382.0	1,229,126	$4,487.3

i.	Repurchase and cancellation of common shares

On March 19, 2025, the Company received approval from the TSX to renew its normal course issuer bid (“NCIB”) program. Under the program, the Company is authorized to purchase up to 110,359,160 of its common shares during the period starting on March 24, 2025 and ending on March 23, 2026.

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

During the year ended December 31, 2025, the Company repurchased and cancelled 30,660,141 common shares for $612.2 million, including taxes of $11.9 million, at an average price of $19.58 per share. The book value of the cancelled shares was $111.9 million and was recorded as a reduction to common share capital.

ii.	Dividends on common shares

The following summarizes dividends declared and paid during the years ended December 31, 2025 and 2024:

	2025		2024
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:
Three months ended March 31	$0.030	$36.9	$0.030	$36.9
Three months ended June 30	0.030	36.7	0.030	36.8
Three months ended September 30	0.030	36.4	0.030	36.9
Three months ended December 31	0.035	42.1	0.030	36.9
Total		$152.1		$147.5

On February 18, 2026, the Board of Directors declared a dividend of $0.04 per common share, payable on March 26, 2026 to shareholders of record on March 11, 2026.

There were no dividends declared but unpaid at December 31, 2025 or December 31, 2024.

14.	SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2025 and 2024 was as follows:

	2025	2024
Restricted share unit plan expense, including restricted performance shares (i)	$69.7	$30.2
Deferred share units expense (ii)	36.1	9.6
Employer portion of employee share purchase plan (iii)	3.4	2.8
Total share-based compensation expense	$109.2	$42.6

i.	Restricted share plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2025 was 16.3 million.

(a)	Restricted share units

RSUs are generally exercisable into one common share, entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three-year period.

The following table summarizes information about equity-settled RSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	2,475	6.25	2,757	5.84
Granted	648	16.14	1,292	7.21
Reinvested	14	9.49	43	6.12
Redeemed	(1,135)	6.26	(1,159)	6.41
Forfeited	(68)	9.03	(458)	6.11
Outstanding as at December 31	1,934	9.48	2,475	6.25

Kinross Gold Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about cash-settled RSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	3,745	6.55	3,915	5.77
Granted	1,203	16.92	2,301	7.47
Reinvested	24	9.99	69	6.30
Redeemed	(2,095)	5.91	(1,857)	6.14
Forfeited	(437)	9.16	(683)	6.27
Outstanding as at December 31	2,440	11.78	3,745	6.55

As at December 31, 2025, the Company had recognized a liability of $35.4 million within accounts payable and accrued liabilities, and $8.1 million within other long-term liabilities, in respect of its cash-settled RSUs.

(b)	Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	4,208	6.13	4,091	6.47
Granted	766	15.07	1,539	6.87
Reinvested	27	7.61	72	6.15
Redeemed	(1,174)	7.04	(611)	8.79
Forfeited	(115)	10.46	(883)	7.17
Outstanding as at December 31	3,712	7.56	4,208	6.13

ii.	Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter, a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the TSX on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2025 and 2024 are as follows:

	Years ended December 31,
	2025	2024
DSUs granted (000's)	93	173
Weighted average grant-date fair value ($C/unit)	$25.06	$10.91

There were 1,524,954 DSUs outstanding, for which the Company had recognized a liability of $43.1 million, as at December 31, 2025 (December 31, 2024 – $19.8 million), within accounts payable and accrued liabilities.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Employee share purchase plan (“SPP”)

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

15.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of the Company for the year ended December 31, 2025 was $2,390.1 million (year ended December 31, 2024 – $948.8 million).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method.

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

	Years ended December 31,
(Number of common shares in thousands)	2025	2024
Basic weighted average shares outstanding	1,219,466	1,228,855
Weighted average shares dilution adjustments:
Stock options	17	182
Restricted share units	1,652	1,805
Restricted performance share units	3,472	3,662
Diluted weighted average shares outstanding	1,224,607	1,234,504

16.	INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,
	2025	2024
Current tax expense
Current period	$749.3	$376.3
Settlement or adjustment for prior periods	(2.7)	(1.1)

Deferred tax expense
Origination and reversal of temporary differences	131.2	115.8
Settlement or adjustment for prior periods	-	(32.6)
Change in unrecognized deferred tax assets from impairment reversal	(1.0)	(17.8)
Change in unrecognized deferred tax assets	(152.1)	46.8
Total tax expense	$724.7	$487.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table reconciles the expected income tax expense calculated at the combined Canadian federal and provincial statutory income tax rates to the income tax expense in the consolidated statements of operations:

	Years ended December 31,
	2025	2024
Earnings before income tax	$3,194.7	$1,481.4
Statutory Rate	26.5%	26.5%
Expected income tax expense	$846.6	$392.6

Increase (decrease) resulting from:
Foreign exchange on deferred income taxes within income tax expense	(36.4)	86.4
Change in unrecognized deferred tax assets	(152.1)	46.8
Mining and state taxes	72.3	36.6
Difference in foreign tax rates	35.4	15.4
Tax on repatriation of foreign earnings	14.7	6.0
True-up of prior provisions to tax filings	6.9	2.6
Tax impact on non-controlling interest	(18.8)	(9.7)
Percentage of depletion	(38.9)	(11.7)
Change in unrecognized deferred tax assets from impairment reversal	(1.0)	(17.8)
Net accounting expenses (income) not deductible (taxable) for tax	13.0	(21.8)
Change in income tax related uncertain tax positions	(30.0)	(35.5)
Other	13.0	(2.5)
Income tax expense	$724.7	$487.4

i.	Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2025	December 31, 2024
Deferred tax assets
Reclamation and remediation obligations	$196.9	$116.6
Inventory capitalization	54.3	-
Accrued expenses and other	46.0	93.8
Losses	26.1	0.7
Property, plant and equipment	2.7	4.8
	326.0	215.9
Deferred tax liabilities
Property, plant and equipment	746.2	694.2
Accrued expenses and other	68.2	0.1
Inventory capitalization	24.4	65.3
	$838.8	$759.6
Deferred tax liabilities - net	$512.8	$543.7

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The following table summarizes the movement in net deferred tax liabilities:

	December 31, 2025	December 31, 2024
Balance at the beginning of the period	$543.7	$437.2
Recognized in the statement of operations	(21.9)	112.2
Recognized in OCI	3.8	(5.3)
Other	(12.8)	(0.4)
Balance at the end of the period	$512.8	$543.7

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.	Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2025 is $7,476.6 million (December 31, 2024 – $7,258.9 million).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2025	December 31, 2024
Deductible temporary differences	$462.3	$775.7
Tax losses	$430.6	$467.6

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii.	Non-capital losses (not recognized)

The following table summarizes the Company’s operating losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$1,389.5	2027 - 2045
Chile	Net operating losses	117.9	No expiry
Mauritania	Net operating losses	28.7	2026 - 2030
Luxembourg	Net operating losses	74.1	Various
Other	Net operating losses	38.9	Various

Global minimum top-up tax

The Global Minimum Tax Act (“GMTA”) was enacted in Canada on June 20, 2024. The GMTA includes a 15% global minimum tax (“top-up tax”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million. As a result, the Company was subject to the top-up tax rules beginning with its 2024 taxation year. The GMTA did not have a material impact on the Company in 2025, as none of the Company’s jurisdictions were subject to any material top up tax amounts for 2025.

In accordance with the amendments to IAS 12 “Income Taxes” issued by the IASB on May 23, 2023, the Company has applied a temporary mandatory exception from deferred tax accounting for the impacts of the top-up tax and will account for it as a current tax when incurred.

17.	SEGMENTED INFORMATION

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company’s primary mining operations are in Canada, the United States, Brazil, Chile and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

Finance income, finance expense, and other expense – net are managed on a consolidated basis and are not allocated to operating segments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

i.	Operating segments

The following tables set forth operating results by reportable segment for the following years:

	Operating segments						Non-operating segments
Year ended December 31, 2025	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$1,665.9	2,058.1	824.9	1,408.6	489.6	604.0	-	-	$7,051.1
Cost of sales
Production cost of sales	430.2	587.1	284.2	558.6	273.8	212.5	-	-	2,346.4
Depreciation, depletion and amortization	277.9	229.0	145.2	223.9	80.7	142.4	0.6	5.3	1,105.0
Impairment reversal	-	-	-	-	-	-	-	(116.1)	(116.1)
Total cost of sales	708.1	816.1	429.4	782.5	354.5	354.9	0.6	(110.8)	3,335.3
Gross profit (loss)	$957.8	1,242.0	395.5	626.1	135.1	249.1	(0.6)	110.8	$3,715.8
Other operating expense (income)	43.3	(7.5)	18.6	17.6	(55.4)	4.0	8.4	64.9	93.9
Exploration and business development	26.8	6.6	12.2	16.2	32.4	5.8	16.9	87.5	204.4
General and administrative	-	-	-	-	-	-	-	139.9	139.9
Operating earnings (loss)	$887.7	1,242.9	364.7	592.3	158.1	239.3	(25.9)	(181.5)	$3,277.6
Other expense - net									(24.6)
Finance income									73.0
Finance expense									(131.3)
Earnings before tax									$3,194.7

Capital expenditures for the year ended December 31, 2025(c)	$394.4	189.2	103.6	154.4	150.6	139.2	108.5	24.3	$1,264.2

	Operating segments						Non-operating segments
Year ended December 31, 2024	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Revenue
Metal sales	$1,456.5	1,258.9	573.3	912.5	506.8	438.2	-	2.6	$5,148.8
Cost of sales
Production cost of sales	415.4	548.6	231.3	452.5	328.3	220.3	-	0.7	2,197.1
Depreciation, depletion and amortization	357.1	189.3	118.3	140.9	193.2	143.0	0.5	5.2	1,147.5
Impairment reversal	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	772.5	737.9	349.6	593.4	447.4	363.3	0.5	5.9	3,270.5
Gross profit (loss)	$684.0	521.0	223.7	319.1	59.4	74.9	(0.5)	(3.3)	$1,878.3
Other operating (income) expense	(21.6)	7.5	9.6	0.5	(9.7)	0.9	6.2	20.6	14.0
Exploration and business development	9.6	7.9	3.3	11.6	54.1	6.0	37.1	68.2	197.8
General and administrative	-	-	-	-	-	-	-	126.2	126.2
Operating earnings (loss)	$696.0	505.6	210.8	307.0	15.0	68.0	(43.8)	(218.3)	$1,540.3
Other income - net									14.3
Finance income									18.2
Finance expense									(91.4)
Earnings before tax									$1,481.4

Capital expenditures for the year ended December 31, 2024(c)	$377.4	142.0	74.9	332.6	143.1	59.4	103.9	12.8	$1,246.1

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at December 31, 2025	$2,398.4	1,600.8	292.3	978.4	466.7	246.1	1,707.4	599.3	$8,289.4

Total assets at December 31, 2025	$3,122.3	2,248.8	750.2	1,662.8	728.1	412.1	1,713.9	1,772.9	$12,411.1

	Operating segments						Non-operating segments
	Tasiast	Paracatu	La Coipa	Fort Knox(a)	Round Mountain	Bald Mountain	Great Bear	Corporate and other(b)	Total
Property, plant and equipment at
December 31, 2024	$2,305.5	1,600.1	359.9	1,079.6	396.3	168.9	1,595.2	463.1	$7,968.6

Total assets at
December 31, 2024	$3,059.0	2,028.1	511.1	1,649.7	688.5	423.9	1,596.4	908.9	$10,865.6

(a)	The Fort Knox segment includes Manh Choh.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

(b)	Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Curlew, Lobo-Marte and Maricunga. Corporate and other includes metal sales and operating loss of Maricunga of $nil and $6.5 million, respectively, for the year ended December 31, 2025 ($2.6 million and $8.6 million, respectively, for the year ended December 31, 2024). During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.

(c)	Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

ii.	Geographic segments

The following tables show metal sales and property, plant and equipment by geographic region:

	Metal Sales
	As at December 31,
	2025	2024
Geographic information(a)
United States	$2,502.2	$1,857.5
Brazil	2,058.1	1,258.9
Mauritania	1,665.9	1,456.5
Chile	824.9	575.9
Total	$7,051.1	$5,148.8

(a)	Geographic location is determined based on location of the mining assets.

	Property, Plant and Equipment
	As at December 31,
	2025	2024
Geographic information(a)
Mauritania	$2,404.7	$2,313.1
Canada	1,711.0	1,599.5
United States	1,698.7	1,652.9
Brazil	1,604.1	1,604.3
Chile	870.9	798.8
Total	$8,289.4	$7,968.6

(a)	Geographic location is determined based on location of the mining assets.

iii.	Significant customers

The following tables represent sales to individual customers exceeding 10% of annual metal sales for the following periods:

Year ended December 31, 2025:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other(a)	Total
Customer
1	$-	430.8	173.9	263.3	63.8	38.8	-	$970.6
2	272.0	214.7	81.4	174.1	70.9	50.0	-	863.1
3	369.3	146.8	59.3	143.4	45.6	77.5	-	841.9
4	417.3	193.0	79.8	46.8	39.4	56.3	-	832.6
5	-	352.2	109.5	165.4	86.7	109.8	-	823.6
6	403.4	143.2	51.6	76.1	60.9	78.8	-	814.0
								$5,145.8
% of total metal sales								73.0%

Year ended December 31, 2024:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other(a)	Total
Customer
1	$-	244.7	126.6	143.4	73.0	76.3	0.8	$664.8
2	403.6	57.0	17.3	19.8	60.1	56.7	0.3	614.8
3	350.5	56.2	50.2	62.7	30.7	37.8	-	588.1
4	288.5	78.7	48.7	71.8	70.7	16.8	-	575.2
5	-	233.5	64.0	109.2	92.5	65.4	-	564.6
6	313.2	113.3	23.7	53.9	23.8	22.2	0.4	550.5
								$3,558.0
% of total metal sales								69.1%

(a)	The Corporate and other segment includes metal sales for Maricunga. During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

18.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

As at December 31, 2025, the Company had future operating lease obligations of approximately $30.9 million (December 31, 2024 – $34.3 million), and future purchase commitments of approximately $3,168.1 million (December 31, 2024 – $2,419.0 million), of which $1,253.9 million relates to commitments for capital expenditures (December 31, 2024 – $420.3 million).

ii.	Contingencies

General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority (“SMA”) commenced an administrative proceeding against Compania Minera Maricunga alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal’s rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan (“PdR”). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal were stayed pending ongoing settlement discussions.

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement’s core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE’s Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with the PdR) now has to be presented to and approved by the Environmental Court. The timeframe for this approval is expected to be in the first quarter or second quarter of 2026. The parties are now separately working on a protocol for the follow-up of the PdR’s actions and obligations and approvals of milestone fulfillments.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

Income and other taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

19.	RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, joint ventures and key management personnel. There were no material related party transactions in 2025 and 2024 other than transactions with subsidiaries and joint ventures, as well as the compensation of key management personnel, which were in the normal course of operations.

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,
	2025	2024
Cash compensation - salaries, short-term incentives, and other benefits	$13.0	$10.7
Long-term incentives, including share-based payments	52.2	17.7
Termination and post-retirement benefits	5.1	2.1
Total compensation paid to key management personnel	$70.3	$30.5

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

20.	CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Current assets	$1,434.8	$878.5	$2,590.0	$2,806.0	$4,435.3	$3,847.4	$(5,171.6)	$(5,405.2)	$3,288.5	$2,126.7
Non-current assets	8,282.5	8,792.3	5,941.8	5,667.5	26,877.2	31,105.3	(31,978.9)	(36,826.2)	9,122.6	8,738.9
Current liabilities	261.3	449.2	2,082.6	1,521.3	4,227.3	4,494.8	(5,171.6)	(5,405.2)	1,399.6	1,060.1
Non-current liabilities	880.0	2,360.0	1,025.9	1,140.5	1,022.3	3,460.5	(610.8)	(4,156.1)	2,317.4	2,804.9

For the twelve months ended December 31, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments(a)		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$5,140.2	$3,538.8	$4,595.3	$3,266.1	$1,859.6	$1,559.9	$(4,544.0)	$(3,216.0)	$7,051.1	$5,148.8
Net earnings (loss) attributable to common shareholders	2,390.1	948.8	1,667.8	457.3	9,021.1	2,349.1	(10,688.9)	(2,806.4)	2,390.1	948.8

(a)	Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.